SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 14, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                        Form 20-F  X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                        Yes                        No     X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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Suizhong 36-1 (Phase II) on Full-scale Production

(Beijing, November 13, 2001) CNOOC Limited (SEHK:883, NYSE:CEO) (the "Company") announced today that the last of the three production platforms of Suizhong 36-1 (Phase II-2), Platform H, started initial production, marking the total completion of the development of the entire SZ 36-1 field. The other two platforms of Suizhong 36-1 (Phase II-2) had been brought on stream in August and September of 2001, respectively. Phase II of the Suizhong 36-1 development is expected to add about 60,000 barrels a day of production at its peak.

The successful start-up of all three production platforms increases the likelihood of reaching this year's production target by the Company and will contribute to production growth next year.

Suizhong 36-1 (Phase II) includes 6 production platforms and was developed in two parts. Platforms D, E and F were brought to production at the end of last year. The second part consists of platforms C, G and H.

"The on schedule completion of the project demonstrates the Company's project management capability. It was a challenging project and 100% owned by the Company. My people did a good job," commented Mr. Zhou Shouwei, Executive Vice President of the Company. "The startup will support production growth target."

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 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
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                                        Name: Cao Yunshi
                                        Title:  Company Secretary

Dated: November 14, 2001